UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No.     )*

Fusion-io, Inc.

(Name of Issuer)

Common Stock, par value $0.0002 per share

(Title of Class of Securities)

36112J 107

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36112J 107		13 G

1	Names of Reporting Persons. Lightspeed Venture Partners VII, L.P.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

	6	Shared Voting Power 275,600 shares (2)

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 238,040 shares (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 275,600 shares (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 0.3% (3)

12	Type of Reporting Person* PN

(1)          This Schedule 13G is filed by Lightspeed Venture Partners VII L.P., a Cayman Islands exempted limited partnership (“Lightspeed VII”), Lightspeed Venture Partners VIII, L.P., a Cayman Islands exempted limited partnership (“Lightspeed VIII”), Lightspeed General Partner VII, L.P., a Cayman Islands exempted limited partnership (“LGP VII”), Lightspeed Ultimate General Partner VII, Ltd., a Cayman Islands exempted company (“LUGP VII”), Lightspeed General Partner VIII, L.P., a Cayman Islands exempted limited partnership (“LGP VIII”), Lightspeed Ultimate General Partner VIII, Ltd., a Cayman Islands exempted company (“LUGP VIII”), Barry Eggers (“Eggers”), Ravi Mhatre (“Mhatre”), Peter Y. Nieh (“Nieh”) and Christopher J. Schaepe (“Schaepe” and together with Lightspeed VII, Lightspeed VIII, LGP VII, LUGP VII, LGP VIII, LUGP VIII, Eggers, Mhatre and Nieh, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)          Includes 275,600 shares of Common Stock held by Lightspeed VII, of which 37,560 shares are subject to an escrow arrangement pursuant to which Lightspeed VII does not exercise dispositive power over such shares.  LUGP VII serves as the sole general partner of LGP VII, which serves as the sole general partner of Lightspeed VII. Neither LUGP VII nor LGP VII owns securities of the Issuer directly.   Eggers, Mhatre, Nieh and Schaepe are directors of LUGP VII and share voting and dispositive power over the shares held by Lightspeed VII; however, they disclaim beneficial ownership of the shares held by Lightspeed VII except to the extent of their pecuniary interests therein.  The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2011.

(3)          This percentage is calculated based upon 89,519,055 shares of Common Stock outstanding as of December 31, 2011.

CUSIP No. 36112J 107		13 G

1	Names of Reporting Persons. Lightspeed Venture Partners VIII, L.P.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

	6	Shared Voting Power 9,293,007 shares (2)

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 9,229,054 shares (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 9,293,007 shares (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 10.4% (3)

12	Type of Reporting Person* PN

(1)          This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)          Includes 9,293,007 of Common Stock shares held by Lightspeed VIII, of which 63,953 shares are subject to an escrow arrangement pursuant to which Lightspeed VIII does not exercise dispositive power over such shares.  LUGP VIII serves as the sole general partner of LGP VIII, which serves as the sole general partner of Lightspeed VIII.  As of December 31, 2011, neither LUGP VIII nor LGP VIII owns securities of the Issuer directly.   Eggers, Mhatre, Nieh and Schaepe are directors of LUGP VIII and share voting and dispositive power over the shares held by Lightspeed VIII; however, they disclaim beneficial ownership of the shares held by Lightspeed VIII except to the extent of their pecuniary interests therein.  The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2011.

(3)          This percentage is calculated based upon 89,519,055 shares of Common Stock outstanding as of December 31, 2011.

CUSIP No. 36112J 107		13 G

1	Names of Reporting Persons. Lightspeed General Partner VII, L.P.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

	6	Shared Voting Power 275,600 shares (2)

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 238,040 shares (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 275,600 shares (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 0.3% (3)

12	Type of Reporting Person* PN

(1)          This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)          Includes 275,600 shares of Common Stock held by Lightspeed VII, of which 37,560 shares are subject to an escrow arrangement pursuant to which Lightspeed VII does not exercise dispositive power over such shares.  LUGP VII serves as the sole general partner of LGP VII, which serves as the sole general partner of Lightspeed VII.  Neither LUGP VII nor LGP VII owns securities of the Issuer directly.   Eggers, Mhatre, Nieh and Schaepe are directors of LUGP VII and share voting and dispositive power over the shares held by Lightspeed VII; however, they disclaim beneficial ownership of the shares held by Lightspeed VII except to the extent of their pecuniary interests therein.  The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2011.

(3)          This percentage is calculated based upon 89,519,055 shares of Common Stock outstanding as of December 31, 2011.

CUSIP No. 36112J 107		13 G

1	Names of Reporting Persons. Lightspeed Ultimate General Partner VII, Ltd.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

	6	Shared Voting Power 275,600 shares (2)

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 238,040 shares (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 275,600 shares (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 0.3% (3)

12	Type of Reporting Person* OO

(1)          This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)          Includes 275,600 shares of Common Stock held by Lightspeed VII, of which 37,560 shares are subject to an escrow arrangement pursuant to which Lightspeed VII does not exercise dispositive power over such shares. LUGP VII serves as the sole general partner of LGP VII, which serves as the sole general partner of Lightspeed VII.  Neither LUGP VII nor LGP VII owns securities of the Issuer directly.   Eggers, Mhatre, Nieh and Schaepe are directors of LUGP VII and share voting and dispositive power over the shares held by Lightspeed VII; however, they disclaim beneficial ownership of the shares held by Lightspeed VII except to the extent of their pecuniary interests therein.  The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2011.

(3)          This percentage is calculated based upon 89,519,055 shares of Common Stock outstanding as of December 31, 2011.

CUSIP No. 36112J 107		13 G

1	Names of Reporting Persons. Lightspeed General Partner VIII, L.P.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

	6	Shared Voting Power 9,293,007 shares (2)

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 9,229,954 shares (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 9,293,007 shares of Common Stock (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 10.4% (3)

12	Type of Reporting Person* PN

(1)          This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)          Includes 9,293,007 shares of Common Stock held by Lightspeed VIII, of which 63,953 shares are subject to an escrow arrangement pursuant to which Lightspeed VIII does not exercise dispositive power over such shares.  LUGP VIII serves as the sole general partner of LGP VIII, which serves as the sole general partner of Lightspeed VIII, As of December 31, 2011, neither LUGP VIII nor LGP VIII owns securities of the Issuer directly.   Eggers, Mhatre, Nieh and Schaepe are directors of LGP VIII and share voting and dispositive power over the shares held by Lightspeed VIII; however, they disclaim beneficial ownership of the shares held by Lightspeed VIII except to the extent of their pecuniary interests therein.  The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2011.

(3)          This percentage is calculated based upon 89,519,055 shares of Common Stock outstanding as of December 31, 2011.

CUSIP No. 36112J 107		13 G

1	Names of Reporting Persons. Lightspeed Ultimate General Partner VIII, Ltd.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

	6	Shared Voting Power 9,293,007 shares (2)

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 9,229,954 shares (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 9,293,007 shares (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 10.4% (3)

12	Type of Reporting Person* OO

(1)          This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)          Includes 9,293,007 shares of Common Stock held by Lightspeed VIII, of which 63,953 shares are subject to an escrow arrangement pursuant to which Lightspeed VIII does not exercise dispositive power over such shares.  LUGP VIII serves as the sole general partner of LGP VIII, which serves as the sole general partner of Lightspeed VIII. As of December 31, 2011, neither LUGP VIII nor LGP VIII owns securities of the Issuer directly.   Eggers, Mhatre, Nieh and Schaepe are directors of LGP VIII and share voting and dispositive power over the shares held by Lightspeed VIII; however, they disclaim beneficial ownership of the shares held by Lightspeed VIII except to the extent of their pecuniary interests therein.  The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2011.

(3)          This percentage is calculated based upon 89,519,055 shares of Common Stock outstanding as of December 31, 2011.

CUSIP No. 36112J 107		13 G

1	Names of Reporting Persons. Barry Eggers

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

	6	Shared Voting Power 9,568,607 shares (2)

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 9,467,094 shares (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 9,568,607 shares (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 10.7% (3)

12	Type of Reporting Person* IN

(1)          This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)          Includes:  (i) 275,600 shares of Common Stock held by Lightspeed VII, of which 37,560 shares are subject to an escrow arrangement pursuant to which Lightspeed VII does not exercise dispositive power over such shares; and (ii) 9,293,007 shares of Common Stock shares held by Lightspeed VIII, of which 63,953 shares are subject to an escrow arrangement pursuant to which Lightspeed VIII does not exercise dispositive power over such shares.  LUGP VII serves as the sole general partner of LGP VII, which serves as the sole general partner of Lightspeed VII.  Neither LGP VII nor LUGP VII owns securities of the Issuer directly. Eggers, Mhatre, Nieh and Schaepe are directors of LGP VII and share voting and dispositive power over the shares held by Lightspeed VII; however, they disclaim beneficial ownership of the shares held by Lightspeed VII except to the extent of their pecuniary interests therein. LUGP VIII serves as the sole general partner of LGP VIII, which serves as the sole general partner of Lightspeed VIII.  As of December 31, 2011, neither LGP VIII nor LUGP VIII owns securities of the Issuer directly.  Eggers, Mhatre, Nieh and Schaepe are directors of LGP VIII and share voting and dispositive power over the shares held by Lightspeed VIII; however, they disclaim beneficial ownership of the shares held by Lightspeed VIII except to the extent of their pecuniary interests therein.  The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2011.

(3)          This percentage is calculated based upon 89,519,055 shares of Common Stock outstanding as of December 31, 2011.

CUSIP No. 36112J 107		13 G

1	Names of Reporting Persons. Ravi Mhatre

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

	6	Shared Voting Power 9,568,607 shares (2)

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 9,467,094 shares (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 9,568,607 shares (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 10.7% (3)

12	Type of Reporting Person* IN

(1)          This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)          Includes:  (i) 275,600 shares of Common Stock held by Lightspeed VII, of which 37,560 shares are subject to an escrow arrangement pursuant to which Lightspeed VII does not exercise dispositive power over such shares; and (ii) 9,293,007 shares of Common Stock held by Lightspeed VIII, of which 63,953 shares are subject to an escrow arrangement pursuant to which Lightspeed VIII does not exercise dispositive power over such shares.  LUGP VII serves as the sole general partner of LGP VII, which serves as the sole general partner of Lightspeed VII. Neither LGP VII nor LUGP VII owns securities of the Issuer directly. Eggers, Mhatre, Nieh and Schaepe are directors of LGP VII and share voting and dispositive power over the shares held by Lightspeed VII; however, they disclaim beneficial ownership of the shares held by Lightspeed VII except to the extent of their pecuniary interests therein. LUGP VIII serves as the sole general partner of LGP VIII, which serves as the sole general partner of Lightspeed VIII. Neither LGP VIII nor LUGP VIII owns securities of the Issuer directly.  Eggers, Mhatre, Nieh and Schaepe are directors of LGP VIII and share voting and dispositive power over the shares held by Lightspeed VIII; however, they disclaim beneficial ownership of the shares held by Lightspeed VIII except to the extent of their pecuniary interests therein.  The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2011.

(3)          This percentage is calculated based upon 89,519,055 shares of Common Stock outstanding as of December 31, 2011.

CUSIP No. 36112J 107		13 G

1	Names of Reporting Persons. Peter Y. Nieh

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

	6	Shared Voting Power 9,568,607 shares (2)

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 9,467,094 shares (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 9,568,607 shares (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 10.7% (3)

12	Type of Reporting Person* IN

(1)          This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)          Includes:  (i) 275,600 shares of Common Stock held by Lightspeed VII, of which 37,560 shares are subject to an escrow arrangement pursuant to which Lightspeed VII does not exercise dispositive power over such shares; and (ii) 9,293,007 shares of Common Stock held by Lightspeed VIII, of which 63,953 shares are subject to an escrow arrangement pursuant to which Lightspeed VIII does not exercise dispositive power over such shares.  LUGP VII serves as the sole general partner of LGP VII, which serves as the sole general partner of Lightspeed VII. Neither LGP VII nor LUGP VII owns securities of the Issuer directly. Eggers, Mhatre, Nieh and Schaepe are directors of LUGP VII and share voting and dispositive power over the shares held by Lightspeed VII; however, they disclaim beneficial ownership of the shares held by Lightspeed VII except to the extent of their pecuniary interests therein. LUGP VIII serves as the sole general partner of LGP VIII, which serves as the sole general partner of Lightspeed VIII. As of December 31, 2011, neither LGP VIII nor LUGP VIII owns securities of the Issuer directly.  Eggers, Mhatre, Nieh and Schaepe are directors of LGP VIII and share voting and dispositive power over the shares held by Lightspeed VIII; however, they disclaim beneficial ownership of the shares held by Lightspeed VIII except to the extent of their pecuniary interests therein.  The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2011.

(3)          This percentage is calculated based upon 89,519,055 shares of Common Stock outstanding as of December 31, 2011.

CUSIP No. 36112J 107		13 G

1	Names of Reporting Persons. Christopher J. Schaepe

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 9,568,607 shares (2)

	7	Sole Dispositive Power 12,500 (2)

	8	Shared Dispositive Power 9,467,094 shares (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 9,581,107 shares (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 10.7% (3)

12	Type of Reporting Person* IN

(1)          This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)          Includes: (i) 275,600 shares of Common Stock held by Lightspeed VII, of which 37,560 shares are subject to an escrow arrangement pursuant to which Lightspeed VII does not exercise dispositive power over such shares; (ii) 9,293,007 shares of Common Stock held by Lightspeed VIII, of which 63,953 shares are subject to an escrow arrangement pursuant to which Lightspeed VIII does not exercise dispositive power over such shares; and (iii) an option to purchase 12,500 shares of Common Stock held by Schaepe that is currently exercisable.  LUGP VII serves as the sole general partner of LGP VII, which serves as the sole general partner of Lightspeed VII.  Neither LGP VII nor LUGP VII owns securities of the Issuer directly. Eggers, Mhatre, Nieh and Schaepe are directors of LGP VII and share voting and dispositive power over the shares held by Lightspeed VII; however, they disclaim beneficial ownership of the shares held by Lightspeed VII except to the extent of their pecuniary interests therein. LUGP VIII serves as the sole general partner of LGP VIII, which serves as the sole general partner of Lightspeed VIII.  As of December 31, 2011, neither LGP VIII nor LUGP VIII owns securities of the Issuer directly.  Eggers, Mhatre, Nieh and Schaepe are directors of LGP VIII and share voting and dispositive power over the shares held by Lightspeed VIII; however, they disclaim beneficial ownership of the shares held by Lightspeed VIII except to the extent of their pecuniary interests therein.  The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2011.

(3)          This percentage is calculated based upon 89,519,055 shares of Common Stock outstanding as of December 31, 2011.

Introductory Note: This Statement on Schedule 13G is filed on behalf of the Reporting Persons, in respect of shares of Common Stock, par value $0.0002 per share (“Common Stock”), of Fusion-io, Inc. (the “Issuer”).

Item 1
(a)	Name of Issuer: Fusion-io, Inc.
Address of Issuer’s Principal Executive Offices: 2855 E. Cottonwood Parkway Suite 100 Salt Lake City, Utah 84121

Item 2
(a)

Name of Person(s) Filing:
Lightspeed Venture Partners VII L.P. (“Lightspeed VII”)

Lightspeed Venture Partners VIII, L.P. (“Lightspeed VIII”)

Lightspeed General Partner VII, L.P. (“LGP VII”)

Lightspeed Ultimate General Partner VII, Ltd. (“LUGP VII”)

Lightspeed General Partner VIII, L.P. (“LGP VIII”)

Lightspeed Ultimate General Partner VIII, Ltd. (“LUGP VIII”)

Barry Eggers (“Eggers”)

Ravi Mhatre (“Mhatre”)

Peter Y. Nieh (“Nieh”)

Christopher J. Schaepe (“Schaepe”)

(b)	Address of Principal Business Office: c/o Lightspeed Venture Partners 2200 Sand Hill Road Menlo Park, CA 94025
(c)	Citizenship:

Entities:	Lightspeed VII	-	Cayman Islands
	Lightspeed VIII	-	Cayman Islands
	LGP VII	-	Cayman Islands
	LUGP VII	-	Cayman Islands
	LGP VIII	-	Cayman Islands
	LUGP VIII	-	Cayman Islands

Individuals:	Eggers	-	United States of America
	Mhatre	-	United States of America
	Nieh	-	United States of America
	Schaepe	-	United States of America

	(d)	Title of Class of Securities: Common Stock
	(e)	CUSIP Number: 36112J 107

Item 3	Not applicable.

Item 4	Ownership.
The following information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2011:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (4)

Lightspeed VII (1)	275,600	—	275,600	—	238,040	275,600	0.3%

Lightspeed VIII (2)	9,293,007	—	9,293,007	—	9,229,054	9,293,007	10.4%

LGP VII (1)	—	—	275,600	—	238,040	275,600	0.3%

LUGP VII (1)	—	—	275,600	—	238,040	275,600	0.3%

LGP VIII (2)	—	—	9,293,007	—	9,229,054	9,293,007	10.4%

LUGP VIII (2)	—	—	9,293,007	—	9,229,054	9,293,007	10.4%

Eggers (1)(2)	—	—	9,568,607	—	9,467,094	9,568,607	10.7%

Mhatre (1)(2)	—	—	9,568,607	—	9,467,094	9,568,607	10.7%

Nieh (1)(2)	—	—	9,568,607	—	9,467,094	9,568,607	10.7%

Schaepe (1)(2)(3)	12,500	0	9,568,607	0	9,467,094	9,581,107	10.7%

(1)          Includes 275,600 shares of Common Stock held by Lightspeed VII, of which 37,560 shares are subject to an escrow arrangement pursuant to which Lightspeed VII does not exercise dispositive power over such shares.  LUGP VII serves as the sole general partner of LGP VII, which serves as the sole general partner of Lightspeed VII.  Neither LGP VII nor LUGP VII owns securities of the Issuer directly. Eggers, Mhatre, Nieh and Schaepe are directors of LUGP VII and share voting and dispositive power over the shares held by Lightspeed VII; however, they disclaim beneficial ownership of the shares held by Lightspeed VII except to the extent of their pecuniary interests therein.

(2)          Includes 9,293,007 shares of Common Stock held by Lightspeed VIII, of which 63,953 shares are subject to an escrow arrangement pursuant to which Lightspeed VIII does not exercise dispositive power over such shares. LUGP VIII serves as the sole general partner of LGP VIII, which serves as the sole general partner of Lightspeed VIII.  As of December 31, 2011, neither LGP VIII nor LUGP VIII owns securities of the Issuer directly.  Eggers, Mhatre, Nieh and Schaepe are directors of LUGP VIII and share voting and dispositive power over the shares held by Lightspeed VIII; however, they disclaim beneficial ownership of the shares held by Lightspeed VIII except to the extent of their pecuniary interests therein.

(3)          Includes an option to purchase 12,500 shares of Common Stock held by Schaepe that is currently exercisable.

(4)          This percentage is calculated based upon 89,519,055 shares of Common Stock outstanding as of December 31, 2011.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following:      ☐

Item 6	Ownership of More than Five Percent on Behalf of Another Person.
See Items 2(a) and 4.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8	Identification and Classification of Members of the Group.
Not applicable.

Item 9	Notice of Dissolution of Group.
Not applicable.

Item 10	Certification.
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2012

Lightspeed Venture Partners VII, L.P.

By:	Lightspeed General Partner VII, L.P.
Its:	General Partner

By:	Lightspeed Ultimate General Partner VII, Ltd.
Its:	General Partner

By:	/s/ Barry Eggers
Authorized Representative

Lightspeed Venture Partners VIII, L.P.

By:	Lightspeed General Partner VIII, L.P.
Its:	General Partner

By:	Lightspeed Ultimate General Partner VIII, Ltd.
Its:	General Partner

By:	/s/ Barry Eggers
Authorized Representative

Lightspeed General Partner VII, L.P.

By:	Lightspeed Ultimate General Partner VII, Ltd.
Its:	General Partner

By:	/s/ Barry Eggers
Authorized Representative

Lightspeed Ultimate General Partner VII, Ltd.

By:	/s/ Barry Eggers
Authorized Representative

Lightspeed General Partner VIII, L.P.

By:	Lightspeed Ultimate General Partner VIII, Ltd.
Its:	General Partner

By:	/s/ Barry Eggers
Authorized Representative

Lightspeed Ultimate General Partner VIII, Ltd.

By:	/s/ Barry Eggers
Authorized Representative

By:	/s/ Barry Eggers
Barry Eggers

By:	/s/ Ravi Mhatre
Ravi Mhatre

By:	/s/ Peter Y. Nieh
Peter Y. Nieh

By:	/s/ Christopher J. Schaepe
Christopher J. Schaepe

Exhibit(s):

A - Joint Filing Statement

EXHIBIT A

JOINT FILING STATEMENT

We, the undersigned, hereby express our agreement that the attached Schedule 13G (or any amendments thereto) relating to the Common Stock of Fusion-io, Inc. is filed on behalf of each of us.

Dated: February 14, 2012

Lightspeed Venture Partners VII, L.P.

By:	Lightspeed General Partner VII, L.P.
Its:	General Partner

By:	Lightspeed Ultimate General Partner VII, Ltd.
Its:	General Partner

By:	/s/ Barry Eggers
Authorized Representative

Lightspeed Venture Partners VIII, L.P.

By:	Lightspeed General Partner VIII, L.P.
Its:	General Partner

By:	Lightspeed Ultimate General Partner VIII, Ltd.
Its:	General Partner

By:	/s/ Barry Eggers
Authorized Representative

Lightspeed General Partner VII, L.P.

By:	Lightspeed Ultimate General Partner VII, Ltd.
Its:	General Partner

By:	/s/ Barry Eggers
Authorized Representative

Lightspeed Ultimate General Partner VII, Ltd.

By:	/s/ Barry Eggers
Authorized Representative

Lightspeed General Partner VIII, L.P.

By:	Lightspeed Ultimate General Partner VIII, Ltd.
Its:	General Partner

By:	/s/ Barry Eggers
Authorized Representative

Lightspeed Ultimate General Partner VIII, Ltd.

By:	/s/ Barry Eggers
Authorized Representative

By:	/s/ Barry Eggers
Barry Eggers

By:	/s/ Ravi Mhatre
Ravi Mhatre

By:	/s/ Peter Y. Nieh
Peter Y. Nieh

By:	/s/ Christopher J. Schaepe
Christopher J. Schaepe